                                                    FILE NO. 333-94147
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1143

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on January 11, 2000 pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on January 11, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of undivided fractional beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/     Check box if it is proposed that this filing will become effective on January 11, 2000 at
        1:30 P.M. pursuant to Rule 487.

A
[Logo]
Defined Portfolios


                                Nuveen Virginia


Traditional Trust 342



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67067C 409
                                                              QUARTERLY:             67067C 417
                                                              SEMI-ANNUALLY:         67067C 425


Prospectus Part A dated January 11, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Virginia Traditional Trust 342 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1143. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Virginia income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 7 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Virginia Traditional Trust 342 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Virginia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Virginia income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Virginia. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    3                          Water and/or Sewer Revenue                                  42.8%
    2                          Education Revenue                                           28.6
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Health Care Facility Revenue                                14.3



    Approximately 14.3% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 12.6% of the aggregate offering price of the bonds) are original issue discount bonds. See "Risk Factors" herein and "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 10, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,602,577
    Divided by Number of Units..............................  $      91.58
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.72
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      96.55
Redemption Price Per Unit (exclusive of accrued interest)...  $      91.40
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      91.83
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.15
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.72
Average Maturity of Bonds in the Trust(3)...................    25.5 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.4393     $ 5.4393          $ 5.4393
    Less Estimated Annual Expense...........................    $ .2349      $ .2029           $ .1839
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.2044     $ 5.2364          $ 5.2554
Daily Rate of Accrual Per Unit..............................   $ .01445     $ .01454          $ .01459
ESTIMATED CURRENT RETURN(6).................................       5.39%        5.42%             5.44%
ESTIMATED LONG TERM RETURN(6)...............................       5.51%        5.54%             5.56%
Trustee's Annual Fees(7)....................................   $ 1.5534     $ 1.2334          $ 1.0434



Date of Deposit.............................................................................January 11, 2000
Settlement Date.............................................................................January 14, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.04 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      2/1        5/1        8/1       11/1
Distribution Date..........................................     2/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2890(1)  ----  $.4335 every month  ----       $5.2044
Quarterly Distribution Plan................................  $ .2890(1) $1.3086(2) $1.3086    $1.3086         $5.2364
Semi-Annual Distribution Plan..............................  $ .2890(1) $1.3131(3)            $2.6262         $5.2554
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.

(3) The second distribution under the semi-annual distribution plan represents a 3-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    YEAR 2000 RISK: Like other investment companies, financial and business organizations and individuals around the world the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the bonds contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers or insurers of the bonds contained in the Trust.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. In addition, the Trust is considered to be concentrated in bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees.


    The Trust is concentrated in the bonds of issuers located in the State of Virginia. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Virginia is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.


    The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.) on its general obligation indebtedness.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

    In the opinion of Christian & Barton, L.L.P., special counsel for the Trust for Virginia tax matters, under existing Virginia law:

    The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

    Amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Trust with respect to the Virginia Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes. To the extent that interest or gain on the sale of obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, that income shall be subtracted in arriving at Virginia taxable income.

    Where an independent Virginia income tax exemption is provided for interest on certain obligations, including those issued by industrial development authorities pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes.

    Gain which is subject to Federal income taxation as a result of the sale of a Unit by the Unitholder will be included in the Unitholder's Virginia taxable income.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax and the Virginia estate tax on a resident's Federal taxable estate and a non-resident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credit allowable against the Federal estate tax payable by the estate.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20%
    of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 11, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Virginia Resources Authority, Clean Water State           2010 at 100        AAA        Aaa      $   239,023
                   Revolving Fund, Revenue Bonds, Series 1999, 5.625%
                   Due 10/1/22.
    250,000      Commonwealth Transportation Board, Commonwealth of        2009 at 101        AA         Aa2          234,703
                   Virginia, Transportation Revenue Bonds (Northern
                   Virginia Transportation District Program), Series
                   1999A, 5.50% Due 5/15/22.
    250,000      Industrial Development Authority of the City of           2009 at 101        --         A1           244,600
                   Alexandria, Virginia, Educational Facilities
                   Revenue Bonds (Episcopal High School), Series 1999,
                   5.875% Due 1/1/23.
    250,000      Industrial Development Authority of the City of           2008 at 101        A+         A1           216,028
                   Lynchburg, Virginia, Healthcare Facilities Revenue
                   and Refunding Bonds (Centra Health), Series 1998,
                   5.20% Due 1/1/23.
    250,000      Prince William County Service Authority (Virginia),       2008 at 101        AAA        Aaa          201,195
                   Water and Sewer System Refunding Revenue Bonds,
                   Series 1997, 4.75% Due 7/1/29. (Original issue
                   discount bonds delivered on or about December 30,
                   1997 at a price of 93.356% of principal amount.)
                   (FGIC Insured.)
    250,000      Industrial Development Authority of the City of           2008 at 102        AAA        Aaa          221,340
                   Winchester (Virginia), Educational Facilities First
                   Mortgage Revenue Bonds, Series 1998 (Shenandoah
                   University Project), 5.25% Due 10/1/28. (MBIA
                   Insured.)
    250,000      County of York, Virginia, Sewer System Revenue Bonds,     2009 at 101        --         Aa3          245,688
                   Series 1999, 5.875% Due 6/1/29.
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,602,577
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from January 7, 2000 to January 10, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Virginia Traditional Trust 342...........................  $ 1,595,241       $  7,336            $ 95,188       $1,595,082



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .43%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) Certain of the bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                 STATEMENT OF CONDITION, AS OF JANUARY 11, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,602,577
Accrued interest to January 11, 2000 on underlying
  bonds(1)..................................................       15,547
Cash in Portfolio...........................................        4,375
                                                              -----------
            Total...........................................  $ 1,622,499
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 11, 2000 on underlying
     bonds(4)...............................................  $    15,547
    Reimbursement of Sponsor for organization costs(3)......        4,375
                                                              -----------
            Total...........................................  $    19,922
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,689,517
        Less: Gross underwriting commission(6)..............       82,565
        Less: Organization costs(3).........................  $     4,375
                                                              -----------
    Net amount applicable to investors......................  $ 1,602,577
                                                              -----------
            Total...........................................  $ 1,622,499
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the bonds in a Traditional Trust may have been obtained by the issuers of such bonds. Such insurance, if any, does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance, if any.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF VIRGINIA TRADITIONAL TRUST 342:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Virginia Traditional Trust 342 (contained in Nuveen Tax-Free Unit Trust,
Series 1143), as of January 11, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Virginia Traditional Trust 342 as of January 11, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
January 11, 2000

[Logo]
Defined Portfolios


                                Nuveen Virginia


Traditional Trust 342



                              PROSPECTUS -- PART A
                                JANUARY 11, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A
[Logo]
Defined Portfolios


                                Nuveen Colorado


Insured Trust 84



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67067D 258
                                                              QUARTERLY:             67067D 266
                                                              SEMI-ANNUALLY:         67067D 274


Prospectus Part A dated January 11, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Colorado Insured Trust 84 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1143. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Colorado income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.

 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 8 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors

NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Colorado Insured Trust 84 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Colorado, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Colorado income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Colorado. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    3                          Education Revenue                                           42.8%
    1                          General Obligation                                          14.3
    1                          Health Care Facility Revenue                                14.3
    1                          Transportation                                              14.3
    1                          Utilities                                                   14.3


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 10, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,556,069
    Divided by Number of Units..............................  $      88.92
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.58
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      93.75
Redemption Price Per Unit (exclusive of accrued interest)...  $      88.77
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      89.17
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       4.98
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.58
Average Maturity of Bonds in the Trust(3)...................    26.3 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.2750     $ 5.2750          $ 5.2750
    Less Estimated Annual Expense...........................    $ .2404      $ .2084           $ .1894
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.0346     $ 5.0666          $ 5.0856
Daily Rate of Accrual Per Unit..............................   $ .01398     $ .01407          $ .01412
ESTIMATED CURRENT RETURN(6).................................       5.37%        5.40%             5.42%
ESTIMATED LONG TERM RETURN(6)...............................       5.53%        5.57%             5.59%
Trustee's Annual Fees(7)....................................   $ 1.6087     $ 1.2887          $ 1.0987



Date of Deposit.............................................................................January 11, 2000
Settlement Date.............................................................................January 14, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.04 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      2/1        5/1        8/1       11/1
Distribution Date..........................................     2/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2796(1)  ----  $.4194 every month  ----       $5.0346
Quarterly Distribution Plan................................  $ .2796(1) $1.2663(2) $1.2663    $1.2663         $5.0666
Semi-Annual Distribution Plan..............................  $ .2796(1) $1.2708(3)            $2.5416         $5.0856
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.

(3) The second distribution under the semi-annual distribution plan represents a 3-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    YEAR 2000 RISK: Like other investment companies, financial and business organizations and individuals around the world the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the bonds contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers or insurers of the bonds contained in the Trust.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees.


    The Trust is concentrated in the bonds of issuers located in the State of Colorado. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Colorado is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls. A recently passed, but somewhat ambiguous Constitutional Amendment requires voter approval prior to tax increases, creation of debt, or until levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be dependent on tourism and its position as a transportation hub. These sectors tend to be cyclical.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Sherman & Howard L.L.C., special Colorado counsel to the Trust, under existing law:

        A Trust will consist of obligations which were issued by the State of Colorado or its political subdivisions or by the United States or possessions of the United States including Puerto Rico, the Virgin Islands and Guam ("Colorado Bonds").

        Because Colorado income tax law is based upon the Federal law and in light of the opinion of Chapman and Cutler, the Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

        With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above and the opinion of Chapman and Cutler referred to above:

        Each Colorado Unitholder will be treated as owning a share of each asset of the Trust for Colorado income tax purposes, in the proportion that the number of Units of such Trust held by him bears to the total number of outstanding Units of the Trust, and the income of the Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described.

        Interest on Colorado Bonds that would not be subject to Colorado income tax or Colorado alternative minimum tax when paid directly to a Colorado Unitholder will not be subject to Colorado income tax or alternative minimum tax when received by the Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder.

        Any proceeds paid under an insurance policy issued to the issuer of the Colorado Bonds involved, to the Depositor prior to deposit of the Colorado Bonds in the Trust, or to the Trust, which proceeds represent maturing interest on defaulted Colorado Bonds and which proceeds would not be subject to Colorado income tax or alternative minimum tax when paid directly to a Colorado Unitholder will not be subject to Colorado income and alternative minimum tax when received by the Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder.

        Generally, each Colorado Unitholder will realize gain or loss taxable in Colorado when the Trust disposes of a Colorado Bond (whether by sale, exchange, redemption or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Colorado Bonds during the interval between the Colorado Unitholder's settlement date and the date such Colorado Bonds are delivered to the Trust, if later). However, beginning in 2000, a Colorado Unitholder who is an individual, a trust or an estate may be able to exclude from Colorado taxable income up to $1,200 per year ($2,400 for a married couple filing jointly) of gains from the Trust's diposition of Bonds or from the redemption or sale of the Colorado Unitholder's Units. Under legislation enacted by Colorado in 1999, interest income, dividend income and net capital gains (as defined in Section 1222(11) of the Code) otherwise includable in taxable income qualify for the exclusion. The exclusion will be available only in years during which state revenues exceed by $220 million (indexed annually to reflect the rate of growth in Colorado personal income) state spending limits mandated by the Colorado Constitution, as such revenue and spending limits are described in the Appendix to the Information Supplement entitled "Colorado Disclosure," under the caption "Economic Factors--Colorado--Restrictions on Appropriations and Revenues".

        Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing gain taxable in Colorado when their Units are sold or redeemed for an amount equal to or less than their original cost. Such gain may qualify for the exclusion from Colorado taxable income described in the preceding paragraph during years in which the exclusion becomes available.

        If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will not be deductible for Colorado income tax purposes.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 11, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Colorado Educational and Cultural Facilities              2009 at 101        AAA        Aaa      $   222,285
                   Authority, Revenue Bonds (Alexander Dawson School -
                   Colorado Project), Series 1999, 5.30% Due 2/15/29.
    250,000      The Regents of the University of Colorado, Enterprise     2009 at 100        AAA        Aaa          213,065
                   System Revenue Refunding Bonds, Series 1999A, 5.00%
                   Due 6/1/24.
    250,000      Colorado Health Facilities Authority, Hospital            2009 at 101        AAA        Aaa          239,960
                   Revenue Bonds (Poudre Valley Health Care, Inc.),
                   Series 1999A, 5.75% Due 12/1/23.
    250,000      Auraria Higher Education Center (Colorado),               2008 at 100        AAA        Aaa          214,328
                   Certificates of Participation (Administrative
                   Office Facility Project), Series 1998, 5.125% Due
                   5/1/28.
    250,000      City of Colorado Springs, Colorado, Utilities System      2009 at 100        AAA        Aaa          241,453
                   Subordinate Lien Improvement Revenue Bonds, Series
                   1999A, 5.75% Due 11/15/28.
    250,000      City and County of Denver, Colorado, Airport System       2008 at 101        AAA        Aaa          211,578
                   Revenue Bonds, Series 1998B, 5.00% Due 11/15/25.
    250,000      School District No. 1, in the City and County of          2009 at 101        AAA        Aaa          213,400
                   Denver and State of Colorado, General Obligation
                   Bonds, Series 1999, 5.00% Due 12/1/23.
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,556,069
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from January 7, 2000 to January 10, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Colorado Insured Trust 84................................  $ 1,548,364       $  7,705            $ 92,313       $1,549,069



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                 STATEMENT OF CONDITION, AS OF JANUARY 11, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,556,069
Accrued interest to January 11, 2000 on underlying
  bonds(1)..................................................       17,618
Cash in Portfolio...........................................        4,375
                                                              -----------
            Total...........................................  $ 1,578,062
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 11, 2000 on underlying
     bonds(4)...............................................  $    17,618
    Reimbursement of Sponsor for organization costs(3)......        4,375
                                                              -----------
            Total...........................................  $    21,993
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,640,613
        Less: Gross underwriting commission(6)..............       80,169
        Less: Organization costs(3).........................  $     4,375
                                                              -----------
    Net amount applicable to investors......................  $ 1,556,069
                                                              -----------
            Total...........................................  $ 1,578,062
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF COLORADO INSURED TRUST 84:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Colorado Insured Trust 84 (contained in Nuveen Tax-Free Unit Trust,
Series 1143), as of January 11, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Colorado Insured Trust 84 as of January 11, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
January 11, 2000

[Logo]
Defined Portfolios


                                Nuveen Colorado


Insured Trust 84



                              PROSPECTUS -- PART A
                                JANUARY 11, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A
[Logo]
Defined Portfolios


                                 Nuveen Georgia


Insured Trust 69



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67102H 587
                                                              QUARTERLY:             67102H 595
                                                              SEMI-ANNUALLY:         67102H 603


Prospectus Part A dated January 11, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Georgia Insured Trust 69 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1143. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Georgia income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.

 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 8 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors

NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Georgia Insured Trust 69 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Georgia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Georgia income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Georgia. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    3                          Water and/or Sewer Revenue                                  42.8%
    2                          Education Revenue                                           28.6
    1                          General Obligation                                          14.3
    1                          Municipal Lease Revenue                                     14.3


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 10, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,567,031
    Divided by Number of Units..............................  $      89.54
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.61
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      94.40
Redemption Price Per Unit (exclusive of accrued interest)...  $      89.42
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      89.79
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       4.98
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.61
Average Maturity of Bonds in the Trust(3)...................    26.4 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3036     $ 5.3036          $ 5.3036
    Less Estimated Annual Expense...........................    $ .2415      $ .2095           $ .1905
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.0621     $ 5.0941          $ 5.1131
Daily Rate of Accrual Per Unit..............................   $ .01406     $ .01415          $ .01420
ESTIMATED CURRENT RETURN(6).................................       5.36%        5.40%             5.42%
ESTIMATED LONG TERM RETURN(6)...............................       5.51%        5.55%             5.57%
Trustee's Annual Fees(7)....................................   $ 1.6198     $ 1.2998          $ 1.1098



Date of Deposit.............................................................................January 11, 2000
Settlement Date.............................................................................January 14, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.04 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      2/1        5/1        8/1       11/1
Distribution Date..........................................     2/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2812(1)  ----  $.4218 every month  ----       $5.0621
Quarterly Distribution Plan................................  $ .2812(1) $1.2735(2) $1.2735    $1.2735         $5.0941
Semi-Annual Distribution Plan..............................  $ .2812(1) $1.2780(3)            $2.5560         $5.1131
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.

(3) The second distribution under the semi-annual distribution plan represents a 3-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    YEAR 2000 RISK: Like other investment companies, financial and business organizations and individuals around the world the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the bonds contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers or insurers of the bonds contained in the Trust.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. In addition, the Trust is considered to be concentrated in bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees.


    The Trust is concentrated in the bonds of issuers located in the State of Georgia. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Georgia is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. Recent widespread flooding in central and southern Georgia has caused extensive damage and destruction of farmland, private residences, businesses and local and state government facilities.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AAA" by Standard and Poor's and "Aaa" by Moody's.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Georgia or counties, municipalities, authorities or political subdivisions thereof (the "Georgia Bonds") and certain bonds issued by Puerto Rico authorities (the "Possession Bonds", and collectively with the Georgia Bonds, the "Bonds").

    Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Georgia income tax (the "Georgia Income Tax"). We have assumed that, at the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the Georgia Bonds, bond counsel to the issuing authorities rendered opinions that interest on the Georgia Bonds is exempt from the Georgia Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

    In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Georgia law:

        For Georgia income tax purposes, the Trust is not an association taxable as a corporation, and the income of the Trust will be treated as the income of the Unitholders. Interest on the Georgia Bonds which is exempt from Georgia income tax when received by the Trust, and which would be exempt from Georgia income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when distributed by the Trust and received by the Unitholders. Interest on the Possession Bonds which is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Georgia income taxation and therefore will not be includible in the income of the Unitholder for Georgia income tax purposes when distributed by the Trust and received by the Unitholders.

        If the Trustee disposes of a Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if a Unitholder redeems or sells his Unit, the Unitholder will recognize gain or loss for Georgia income tax purposes to the same extent that gain or loss would be recognized for federal income tax purposes (except in the case of Bonds issued before March 11, 1987 issued with original issue discount owned by the Trust in which case gain or loss for Georgia income tax purposes may differ from the amount recognized for federal income tax purposes because original issue discount on such Bonds may be determined by accruing said original issue discount on a ratable basis). Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

        Amounts paid by the Insurer under an insurance policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

        Neither the Bonds nor the Units will be subject to Georgia sales or use tax.

        Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Georgia law. Ownership of the Units may result in collateral Georgia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 11, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Association County Commissioners of Georgia Leasing       2010 at 101        AAA        Aaa      $   239,595
                   Program, Certificates of Participation (Rockdale
                   County, Georgia Public Purpose Projects), Series
                   1999, 5.625% Due 7/1/20.
    250,000      City of Atlanta (Georgia), Water and Wastewater           2009 at 101        AAA        Aaa          204,565
                   Revenue Bonds, Series 1999A, 5.00% Due 11/1/38.
    250,000      Columbia County, Georgia, General Obligation Bonds        2008 at 102        AAA        Aaa          239,700
                   (Courthouse/Detention Center Projects), Series
                   1998, 5.625% Due 2/1/20.
    250,000      DeKalb County, Georgia, Water and Sewerage Revenue        2009 at 101        AAA        Aaa          210,550
                   Bonds, Series 1999, 5.00% Due 10/1/28.
    250,000      Private Colleges and Universities Authority               2009 at 101        AAA        Aaa          200,440
                   (Georgia), Revenue Bonds (Agnes Scott College
                   Project), Series 1999, 4.75% Due 6/1/28.
    250,000      Private Colleges and Universities Authority               2009 at 101        AAA        Aaa          233,673
                   (Georgia), Revenue Bonds (Emory University
                   Project), Series 1999A, 5.50% Due 11/1/25.
    250,000      Rockdale County Water and Sewerage Authority              2010 at 101        AAA        Aaa          238,508
                   (Georgia), Revenue Bonds, Series 1999 A, 5.625% Due
                   7/1/22.
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,567,031
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into on January 10, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Georgia Insured Trust 69.................................  $ 1,561,525       $  5,506            $ 92,813       $1,560,531



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .37%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                 STATEMENT OF CONDITION, AS OF JANUARY 11, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,567,031
Accrued interest to January 11, 2000 on underlying
  bonds(1)..................................................       25,078
Cash in Portfolio...........................................        4,375
                                                              -----------
            Total...........................................  $ 1,596,484
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 11, 2000 on underlying
     bonds(4)...............................................  $    25,078
    Reimbursement of Sponsor for organization costs(3)......        4,375
                                                              -----------
            Total...........................................  $    29,453
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,652,139
        Less: Gross underwriting commission(6)..............       80,733
        Less: Organization costs(3).........................  $     4,375
                                                              -----------
    Net amount applicable to investors......................  $ 1,567,031
                                                              -----------
            Total...........................................  $ 1,596,484
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF GEORGIA INSURED TRUST 69:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Georgia Insured Trust 69 (contained in Nuveen Tax-Free Unit Trust,
Series 1143), as of January 11, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Georgia Insured Trust 69 as of January 11, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
January 11, 2000

[Logo]
Defined Portfolios


                                 Nuveen Georgia


Insured Trust 69



                              PROSPECTUS -- PART A
                                JANUARY 11, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A
[Logo]
Defined Portfolios


                              Nuveen Pennsylvania


Insured Trust 262



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67066E 521
                                                              QUARTERLY:             67066E 539
                                                              SEMI-ANNUALLY:         67066E 547


Prospectus Part A dated January 11, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Pennsylvania Insured Trust 262 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1143. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Pennsylvania income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 7 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Pennsylvania Insured Trust 262 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Pennsylvania, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Pennsylvania state and local income taxes, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Pennsylvania. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Water and/or Sewer Revenue                                  28.6%
    2                          Health Care Facility Revenue                                28.5
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          General Obligation                                          14.3
    1                          Miscellaneous Revenue                                       14.3


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, JANUARY 10, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  3,500,000
Number of Units.............................................        35,000
Fractional Undivided Interest in Trust Per Unit.............      1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  3,134,740
    Divided by Number of Units..............................  $      89.56
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.61
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      94.42
Redemption Price Per Unit (exclusive of accrued interest)...  $      89.41
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      89.81
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.01
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.61
Average Maturity of Bonds in the Trust(3)...................    27.1 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3929     $ 5.3929          $ 5.3929
    Less Estimated Annual Expense...........................    $ .2140      $ .1820           $ .1630
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.1789     $ 5.2109          $ 5.2299
Daily Rate of Accrual Per Unit..............................   $ .01438     $ .01447          $ .01452
ESTIMATED CURRENT RETURN(6).................................       5.48%        5.52%             5.54%
ESTIMATED LONG TERM RETURN(6)...............................       5.65%        5.69%             5.71%
Trustee's Annual Fees(7)....................................   $ 1.5703     $ 1.2503          $ 1.0603



Date of Deposit.............................................................................January 11, 2000
Settlement Date.............................................................................January 14, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.04 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      2/1        5/1        8/1       11/1
Distribution Date..........................................     2/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .2876(1)  ----  $.4314 every month  ----       $5.1789
Quarterly Distribution Plan................................  $ .2876(1) $1.3023(2) $1.3023    $1.3023         $5.2109
Semi-Annual Distribution Plan..............................  $ .2876(1) $1.3068(3)            $2.6136         $5.2299
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.
(2) Regular 3-month distribution.

(3) The second distribution under the semi-annual distribution plan represents a 3-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    YEAR 2000 RISK: Like other investment companies, financial and business organizations and individuals around the world the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

    The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the bonds contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers or insurers of the bonds contained in the Trust.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. In addition, the Trust is considered to be concentrated in bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition.


    The Trust is concentrated in the bonds of issuers located in the State of Pennsylvania. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Pennsylvania is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the Commonwealth has experienced significant revenue shortfalls.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the Commonwealth continues to be dependent on heavy industry and manufacturing. These sectors tend to be cyclical and are facing increasing competition from foreign producers.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the Commonwealth are rated AA by Standard and Poor's, Aa3 by Moody's and AA by Fitch IBCA, Inc. (formerly Fitch Investors Service).

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    In the opinion of Dechert Price & Rhoads, special Pennsylvania counsel to the Trust, under existing law:

    Units evidencing fractional undivided interests in the Trust are not subject to any of the personal property taxes presently in effect in Pennsylvania to the extent of that proportion of the Trust represented by Bonds issued by the Commonwealth of Pennsylvania, its agencies and instrumentalities, or by any county, city, borough, town, township, school district, municipality and local housing or parking authority in the Commonwealth of Pennsylvania or issued by Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands ("Pennsylvania Bonds"). The taxes referred to above include the County Personal Property Tax, the additional personal property taxes imposed on Pittsburgh residents by the School District of Pittsburgh and by the City of Pittsburgh. The City of Pittsburgh, the School District of Pittsburgh and Allegheny County cannot impose personal property taxes as of January 1, 1995. Trust Units may be taxable under the Pennsylvania inheritance and estate taxes.

    The proportion of interest income representing interest income from Pennsylvania Bonds distributed to Unitholders of the Trust is not taxable under the Pennsylvania Personal Income Tax or under the Corporate Net Income Tax imposed on corporations by Article IV of the Tax Reform Code. Nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals.

    The disposition by the Trust of a Pennsylvania Bond (whether by sale, exchange, redemption or payment at maturity) will not constitute a taxable event to a Unitholder under the Pennsylvania Personal Income Tax if the Pennsylvania Bond was issued prior to February 1, 1994. Further, although there is no published authority on the subject, counsel is of the opinion that (i) a Unitholder of the Trust will not have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph (other than the Corporate Net Income Tax) upon the redemption or sale of his Unit to the extent that the Trust is then comprised of Pennsylvania Bonds issued prior to February 1, 1994 and (ii) the dispositions by the Trust of a Pennsylvania Bond (whether by sale, exchange, redemption or payment at maturity) will not constitute a taxable event to a Unitholder under the Corporate Net Income Tax or the Philadelphia School District Investment Income Tax if the Pennsylvania Bond was issued prior to February 1, 1994. (The School District tax has no application to gain on the disposition of property held by the taxpayer for more than six months.)

    Gains on the sale, exchange, redemption, or payment at maturity of a Pennsylvania Bond issued on or after February 1, 1994, will be taxable under all of these taxes, as will gains on the redemption or sale of a unit to the extent that the Trust is comprised of Pennsylvania Bonds issued on or after February 1, 1994.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, JANUARY 11, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   500,000      Port Authority of Allegheny County (Pennsylvania),        2009 at 101        AAA        Aaa      $   500,885
                   Special Revenue Transportation Bonds, Series of
                   1999, 6.125% Due 3/1/29.
    500,000      Montgomery County Higher Education and Health             2008 at 101        AAA        Aaa          414,525
                   Authority (Pennsylvania), Hospital Revenue Bonds,
                   Series A of 1998 (Abington Memorial Hospital),
                   5.00% Due 6/1/28.
    500,000      The Philadelphia Parking Authority (Pennsylvania),        2009 at 101        AAA        Aaa          434,070
                   Airport Parking Revenue Bonds, Series of 1999,
                   5.25% Due 9/1/29.
    500,000      The School District of Philadelphia, Pennsylvania,        2010 at 100        AAA        Aaa          476,245
                   General Obligation Bonds, Series C of 1999, 5.75%
                   Due 3/1/29.
    500,000      The Pittsburgh Water and Sewer Authority                  2008 at 100        AAA        Aaa          442,575
                   (Pennsylvania), Water and Sewer System Subordinate
                   Revenue Bonds, Series C of 1998, 5.25% Due 9/1/22.
    500,000      South Fork Municipal Authority (Pennsylvania),            2008 at 101        AAA        Aaa          449,210
                   Hospital Revenue Bonds, Series B of 1998 (Conemaugh
                   Valley Memorial Hospital Project), 5.375% Due
                   7/1/22.
    500,000      West Mifflin Sanitary Sewer Municipal Authority           2008 at 100        AAA        Aaa          417,230
                   (Allegheny County, Pennsylvania), Sewer Revenue
                   Bonds, Series of 1998, 5.00% Due 8/1/28.
-----------                                                                                                       -----------
$ 3,500,000                                                                                                       $ 3,134,740
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from January 7, 2000 to January 10, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Pennsylvania Insured Trust 262...........................  $ 3,123,257       $ 11,483            $188,750       $3,120,740



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                 STATEMENT OF CONDITION, AS OF JANUARY 11, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 3,134,740
Accrued interest to January 11, 2000 on underlying
  bonds(1)..................................................       44,104
Cash in Portfolio...........................................        8,750
                                                              -----------
            Total...........................................  $ 3,187,594
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to January 11, 2000 on underlying
     bonds(4)...............................................  $    44,104
    Reimbursement of Sponsor for organization costs(3)......        8,750
                                                              -----------
            Total...........................................  $    52,854
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (35,000)
      Cost to investors(5)..................................  $ 3,304,992
        Less: Gross underwriting commission(6)..............      161,502
        Less: Organization costs(3).........................  $     8,750
                                                              -----------
    Net amount applicable to investors......................  $ 3,134,740
                                                              -----------
            Total...........................................  $ 3,187,594
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF PENNSYLVANIA INSURED TRUST 262:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Pennsylvania Insured Trust 262 (contained in Nuveen Tax-Free Unit Trust,
Series 1143), as of January 11, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Pennsylvania Insured Trust 262 as of January 11, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
January 11, 2000

[Logo]
Defined Portfolios


                              Nuveen Pennsylvania


Insured Trust 262



                              PROSPECTUS -- PART A
                                JANUARY 11, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                                            B

Defined Portfolios

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated September 1, 1998

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST AND PROVIDES SPECIFIC INFORMATION REGARDING THE TRUST'S PORTFOLIO, INVESTMENT OBJECTIVE, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS and tax status. Part B of the Prospectus provides more general information regarding the Nuveen Tax-Free Unit Trusts. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

    Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Unit Trust consists of a diversified portfolio of municipal bonds. (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Trust.) Under existing law, the interest income to a Trust and to Unitholders is exempt from federal income tax. In addition, interest income of a State Trust is exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes.

INSURED TRUSTS. All Bonds in each Nuveen Insured Trust are covered by insurance policies obtained from MBIA Insurance Corporation. These policies guarantee the payment of principal and interest when due. The insurance policies remain effective for the entire life of a Bond. Because of the insurance, the Bonds in an Insured Trust receive a "AAA" rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S") and Fitch IBCA, Inc. ("FITCH") and "Aaa" by Moody's Investors Service, Inc. ("MOODY'S"). Please note that the insurance relates only to the Bonds in the Insured Trusts and not to the Units or the market value of the Units. (See "Why and How are the Bonds Insured?")

TRADITIONAL TRUSTS. Each Traditional Trust consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "How Units May be Redeemed Without Charge.")

DISTRIBUTIONS. Interest received by a Trust will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "When are Distributions Made to Unitholders?")

PUBLIC OFFERING PRICE. Public Offering Price of a Trust during the Initial Offering Period is based upon the offering prices of the Bonds in the Trust plus an upfront sales charge. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Trust. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "How is the Public Offering Price Determined?")

                            ------------------------

    THE  SECURITIES AND EXCHANGE  COMMISSION HAS NOT  APPROVED OR DISAPPROVED OF
THESE  SECURITIES  OR  PASSED  UPON   THE  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      TABLE OF CONTENTS                                  PAGE
      WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?            4
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?             4
      SUMMARY OF PORTFOLIOS                              4
      COMPOSITION OF TRUSTS                              6
      WHY AND HOW ARE THE BONDS INSURED?                 8
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?       9
      MARKET FOR UNITS                                   12
      WHAT IS ACCRUED INTEREST?                          12
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                    13
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                        14
      WHAT IS THE TAX STATUS OF UNITHOLDERS?             14
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?          17
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?        18
      ACCUMULATION PLAN                                  19
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?           19
      UNIT VALUE AND EVALUATION                          19
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                             20
      OWNERSHIP AND TRANSFER OF UNITS                    21
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE           22
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR          23
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS           23
      INFORMATION ABOUT THE TRUSTEE                      23
      INFORMATION ABOUT THE SPONSOR                      24
      OTHER INFORMATION                                  25

  J  Tax-Free Unit Trusts

      TOPICAL INDEX                                              PAGE
      Accrued Interest                                           12
      Accumulation Plan                                          19
                                                           Information
      Bond Ratings, Description of                         Supplement
      Bonds, Initial Determination of Offering Price             14
      Bonds, How Selected                                        4
      Bonds, Limited Right of Substitution                       7
      Bonds, Removal from a Trust                                23
      Call Provisions of Portfolio Bonds                         7
      Capital Gains Taxability                                   14
      Composition of Trusts                                      6
      Dealer Discounts                                           20
      Distributions to Unitholders                               18
                                                                 Part
      Distribution Payment Dates                                 A,18
      Distribution of Units to the Public                        20
      Essential Information Regarding the Trusts                 Part A
                                                                 Part
      Estimated Long Term Return and Estimated Current Return    A,13
      Evaluation                                                 19
      Expenses for Normal Trust Operation                        17
      Indenture, Amendment of                                    25
      Indenture, Termination of                                  25
      Insurance on the Bonds                                     8
                                                                 Part
      Interest Account Distributions                             A,18
      Legal Opinion                                              25
      Limitations on Liabilities of Sponsor and Trustee          24
      Market for Units                                           12
      Minimum Transaction                                        20
      Objectives of the Trusts                                   4
      Optional Distribution Plan                                 18
      Other Information                                          25
      Ownership and Transfer of Units                            21
      Principal Account Distributions                            18
      Public Offering Price of Units                             9
      Purchase of Units by Sponsor                               23
      Quantity Purchases                                         9
                                                                 Part
      Record Dates                                               A,18
      Redemption of Units Without Charge                         22
      Report of Independent Public Accountants                   Part A
      Reports to Unitholders                                     19
      RISK FACTORS                                               Part A
      Sales Charge                                               10
      Schedules of Investments                                   Part A
      Sponsor, Information About                                 24
      State Tax Status                                           Part A
      Statements of Condition                                    Part A
      Successor Trustees and Sponsors                            24
      Supplemental Information                                   25
      Tax Status of Unitholders                                  14
      Trustee, Information About                                 23
      Units, Description of                                      4

WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?

This Nuveen Tax-Free Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts," the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts," and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. See "SUMMARY OF PORTFOLIOS" herein and "RISK FACTORS" in Part A of the Prospectus for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."

    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?

The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Trusts, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Insured Trusts are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?") All obligations in each Traditional Trust are rated in the category "A" or better (SP-1, MIG 2 or F-2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?")

Each Trust consists of municipal bonds. As set forth in "RISK FACTORS" in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Trusts, see "RISK FACTORS" in Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issues insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1." Fitch, upon request, rates all bond issues insured by the Insurer or the Association "AAA" and short-term loans "F-1." All such ratings designate the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to the Insurer. The Company is not obligated to pay the debts of or claims against CMAC.

    As of December 31, 1997 the Insurer had admitted assets of $5.3 billion (audited), total liabilities of $3.5 billion (audited), and total capital and surplus of $1.8 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 1998, the Insurer had admitted assets of $5.4 billion (unaudited), total liabilities of $3.6 billion (unaudited), and total capital and surplus of $1.8 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.

                        MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                             AS OF MARCH 31, 1998.
                                (000'S OMITTED)

                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The Travelers Casualty & Surety Company (formerly The AEtna Casualty &
 Surety Company)...........................................................  $ 12,099,838  $  9,318,112  $   2,781,726
Fireman's Fund Insurance Company...........................................    10,380,078     7,327,508      3,052,570
The Travelers Indemnity Company............................................    11,283,583     8,593,024      2,690,559
CIGNA Property and Casualty Company (formerly Aetna Insurance Company).....     2,325,253     1,440,522        884,731
The Continental Insurance Company..........................................     2,443,794     1,820,590        623,204
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 38,532,546  $ 28,499,756  $  10,032,790
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                                              NATIONAL AND
                                                                                                                 STATE
                                          NATIONAL AND STATE LONG TERM                                        INTERMEDIATE
                                                     TRUSTS                   LONG INTERMEDIATE TRUSTS           TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %          5.152 %           4.25 %          4.439 %           3.90%
500 but less than 1,000.................         4.75            4.987             4.15            4.330             3.70
1,000 but less than 2,500...............         4.50            4.712             3.85            4.004             3.50
2,500 but less than 5,000...............         4.25            4.439             3.60            3.734             3.25
5,000 but less than 10,000..............         3.50            3.627             3.35            3.466             3.00
10,000 but less than 25,000.............         3.00            3.093             3.00            3.093             2.75
25,000 but less than 50,000.............         2.50            2.564             2.50            2.564             2.50
50,000 or more..........................         2.00            2.041             2.00            2.041             2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................        4.058 %
500 but less than 1,000.................        3.842
1,000 but less than 2,500...............        3.627
2,500 but less than 5,000...............        3.359
5,000 but less than 10,000..............        3.093
10,000 but less than 25,000.............        2.828
25,000 but less than 50,000.............        2.564
50,000 or more..........................        2.041

                                            NATIONAL AND STATE SHORT
                                               INTERMEDIATE TRUSTS                SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %          3.093 %           2.50 %          2.564 %
500 but less than 1,000.................         2.80            2.881             2.30            2.354
1,000 but less than 2,500...............         2.60            2.670             2.10            2.145
2,500 but less than 5,000...............         2.35            2.407             1.85            1.885
5,000 but less than 10,000..............         2.10            2.145             1.60            1.626
10,000 but less than 25,000.............         1.85            1.885             1.35            1.368
25,000 but less than 50,000.............         1.80            1.833             1.25            1.266
50,000 or more..........................         1.50            1.523             1.15            1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?"

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the

Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?") In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?")

WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?

The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Trusts proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Trusts is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Trusts and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"). See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of each asset of such Trust under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Trust involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder

        (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would reinstate the Superfund Tax for taxable years after December 31, 1997 and before January 1, 2009. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units

(however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to certain other corporations, including securities dealers and other financial intermediaries. Investors with questions regarding this issue should consult with their tax advisers.

    In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 TAX ACT") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Trust do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Trusts, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.

    WHAT ARE NORMAL TRUST OPERATING EXPENSES?

    No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee").

        The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account indicated under "Interest Distributions" in Part A of the Prospectus, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation with respect to each Trust is computed on the basis of the largest principal amount of Bonds in the Trust at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts or if such index no longer exists, a comparable index. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

        Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.

        The Trusts (and therefore Unitholders) will bear all or a portion of their offering costs, including costs of registering Units with the Securities and Exchange Commission and states and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

        The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

    WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

    Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

        The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

        The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

        Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

        The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

        As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

    ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

        Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

    HOW DETAILED ARE REPORTS TO UNITHOLDERS?

    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest
    Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

    UNIT VALUE AND EVALUATION

    The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and
    (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

        Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

    HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.

        Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

        The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

    *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

        The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

      *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The   Sponsor  reserves  the  right   to  change  the  foregoing  dealer
    concessions from time to time.

        At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

    Primary Market Volume Incentives

                                   PER TRUST SALES LEVEL
AVERAGE MATURITY                     DURING THE PRIMARY      VOLUME INCENTIVE
OF TRUST                              OFFERING PERIOD            PER UNIT
-------------------------------  --------------------------  -----------------
Less than 6 years                      At least 5,000 Units      $    0.05
6 but less than 15 years               At least 2,500 Units      $    0.10
15 years or more                       At least 2,500 Units      $    0.20

        In addition, a volume incentive of $2.50 per $1,000 of Units sold can be earned by dealer firms as a marketing allowance for secondary market sales of at least $1 million of Nuveen Unit Trust units per calendar quarter.

        Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

        Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")

        Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

    OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

        For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

        Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The
    Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

    REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This
    indemnification  must  be  in   the  form  of  an   Open  Penalty  Bond   of
    Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

    HOW UNITS MAY BE REDEEMED WITHOUT CHARGE

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

        On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

        The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

        Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

        The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

        The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

        Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

    HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

    HOW BONDS MAY BE REMOVED FROM THE TRUSTS

    Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See "RISK FACTORS" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of portfolio Bonds.

        The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds;
    (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.

        In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

        Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

    INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

        The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

    LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

        The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

    SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

        If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

        If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

    INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

        A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

        To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

        To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

    OTHER INFORMATION
    AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
    (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

    TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

        Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

    LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

    AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

J
Defined Portfolios

           J

                                            Tax-Free Unit Trusts

                              PROSPECTUS -- PART B
                               SEPTEMBER 1, 1998

                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank
                                     4 New York Plaza
                                     New York, NY 10004-2413
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603
             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:     Public Reference Section of the Commission, 450 Fifth Street NW, Washington, DC 20549-6009
Call:      (800) SEC-0330
Visit:     http://www.sec.gov

    No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                          NUVEEN TAX-FREE UNIT TRUSTS

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                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1143


               This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


               This Information Supplement is dated January 11, 2000. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

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GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    8
INFORMATION ABOUT THE SPONSOR...............................   10
DESCRIPTION OF RATINGS......................................   11
HOW THE TRUST COMPARES PERFORMANCE..........................   13
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   14
Appendix A -- Virginia Disclosure...........................  A-1
Appendix B -- Colorado Disclosure...........................  B-1
Appendix C -- Georgia Disclosure............................  C-1
Appendix D -- Pennsylvania Disclosure.......................  D-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--The Insurer's policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Paying Agent or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Insurer's policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of the Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

    The Insurer's policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Bond. The Insurer's policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions);
(ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of Bonds upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Insurer's policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Bonds.

    Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Bond the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Bonds or presentment of such other proof of ownership of the Bonds, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Bonds as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Bonds in any legal proceeding related to payment of insured amounts on the Bonds, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disperse to such owners or the Paying Agent payment of the insured amounts due on such Bonds, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). The Company is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1998, the Insurer had admitted assets of $6.5 billion (audited), total liabilities of $4.2 billion (audited), and total capital and surplus of $2.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1999, MBIA had admitted assets of $6.9 billion (unaudited), total liabilities of $4.5 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available without charge from the Insurer. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

YEAR 2000 READINESS DISCLOSURE

    MBIA, Inc. is actively managing a high-priority Year 2000 (Y2K) program addressing the issue of whether its computer systems can correctly distinguish between the years 1900 and 2000. The Company has established an independent Y2K testing lab in its Armonk office, with a committee of business unit managers overseeing the project. The Company has a budget of $1.13 million for its 1998-2000 Y2K efforts. As of September 30, 1999, the Company has spent $949,000 on the project. A recent review of efforts at certain subsidiaries has indicated the need to spend an additional $1.03 million this year on remediation. As of September 30, 1999, the company has spent $568,000 of this additional amount. However, this increase will not have a material effect on the Company's financial results.

    The Company has initiated a comprehensive Y2K plan which includes the following phases: assessment--completed in the second quarter of 1998; remediation--completed in the fourth quarter of 1998; testing--completed in the second quarter of 1999; and contingency planning--completed in the third quarter of 1999, subject to final approval by senior management and any need for revision that might arise in the future. This plan covers "mission-critical" internally developed systems, vendor software, hardware and certain third-party entities through which the Company conducts its business. Testing to date indicates that functions critical to the financial guarantee business, both domestic and international, were Y2K ready as of December 31, 1998. Additional testing is being carried out throughout 1999.

    Moody's Investors Service, Inc. rates the financial strength of the Insurer "Aaa".

    Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc., rates the financial strength of the Insurer "AAA".

    Fitch IBCA, Inc. rates the financial strength of the Insurer "AAA".

    Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. The Insurer does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Assurance Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Investment Trust

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

Nuveen European Value Fund

Nuveen Investment Trust II

      Nuveen Rittenhouse Growth Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable.
Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

    MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that,

---------
*As published by the rating companies.

with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.) A brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings follow:

    AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

    AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

    A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

    BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    FIN-1 Notes assigned this rating are regarded as having the strongest degree of assurance for timely payment.

    FIN-2 Notes assigned this rating reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*


    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.


    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    VIRGINIA TRADITIONAL TRUST 342

    $10,000                        DIVIDED BY $96.59                         =        103.530
    Investment                             Offering price and                         # of units purchased
    (as of 01/10/00)                       accrued interest

    103.530                       X        $5.2044                           =        $538.81
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    COLORADO INSURED TRUST 84

    $10,000                        DIVIDED BY $93.79                         =        106.621
    Investment                             Offering price and                         # of units purchased
    (as of 01/10/00)                       accrued interest

    106.621                       X        $5.0346                           =        $536.79
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    GEORGIA INSURED TRUST 69

    $10,000                        DIVIDED BY $94.44                         =        105.887
    Investment                             Offering price and                         # of units purchased
    (as of 01/10/00)                       accrued interest

    105.887                       X        $5.0621                           =        $536.01
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    PENNSYLVANIA INSURED TRUST 262

    $10,000                        DIVIDED BY $94.46                         =        105.864
    Investment                             Offering price and                         # of units purchased
    (as of 01/10/00)                       accrued interest

    105.864                       X        $5.1789                           =        $548.26
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                              VIRGINIA DISCLOSURE

ECONOMIC FACTORS--VIRGINIA

    The Trust is susceptible to political, economic or regulatory factors affecting issuers of Virginia Bonds. Without intending to be complete, the following briefly summarizes some of these matters, as well as some of the complex factors affecting the financial situation in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). This information is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances, generally, will not adversely affect the market value of Virginia Bonds held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    As national economic growth continues the recovery that began at the end of the 1990-91 recession, Virginia's economy remains strong and continues to outpace the nation in many measures of economic growth. The Virginia economy surpasses national growth rates in personal income, total wages and salaries, total nonagricultural employment and retail sales. Moreover, Virginia's unemployment rate for FY 1998 remained lower than the nation's.

    The Commonwealth's unemployment rate for FY 1998 is 3.4 percent, down from
4.3 percent for FY 1997 and is the lowest rate since 1974. During the 1990s, Virginia consistently has had a lower rate of unemployment than the nation. The average difference between Virginia's unemployment rate and that of the United States has been 1.2 percentage points. Even though the nation's unemployment rate declined to 4.7 percent, the differential increased to 1.3 percentage points in FY 1998.

    Virginia nonagricultural wage and salary employment grew by approximately 89,500 jobs in FY 1998, a 2.8 percent increase compared with 2.7 percent for the nation. The services sector grew by 57,100 jobs, accounting for 64 percent of Virginia's job growth. The majority of these jobs were added in high technology services subsectors. Also, the retail trade sector added 10,400 jobs and construction workers accounted for an increase of another 7,000 jobs reflecting the strength of the Commonwealth's retail sales and housing markets. Adding 4,000 jobs, the manufacturing sector posted a gain in employment for the second time since FY 1995.

    Although federal and state civilian employment declined by 9,000 jobs, most of this loss was offset by an addition of 8,800 jobs in local government. While total civilian government employment remains the second largest employment sector in Virginia, it continues to be outperformed by all other major sectors.

    Employment in finance, insurance and real estate grew at a rate of
2.5 percent despite job losses associated with heavy merger and acquisition activity in the Commonwealth's banking and finance industries. After decreases in FY 1996 and FY 1997, banking sector jobs increased 1.0 percent.

    In order to attract new workers, companies in Virginia have been raising wages and salaries. The year-to-year quarterly growth rates have been greater for wages and salaries than the growth rates in nonagricultural employment in each of the past twelve quarters. Total Virginia wages and salaries growth at
7.7 percent, compared with 7.3 percent growth for the United States marking the second straight fiscal year that Virginia's wages and salaries grew at a pace equal to or greater than that of the nation. Also, Virginia real wages and salaries grew at 6.3 percent, while in the United States real wages and salaries grew at 5.9 percent.

    The growth rate in payroll per job for total nonagricultural employment is estimated to be 5.0 percent in Virginia for FY 1998, exceeding the 4.3 percent estimated U.S. growth rate. Mining continues to have the highest payroll per job and retail trade the lowest. While Virginia's average FY 1998 payroll for total nonagricultural jobs is still below the national average, the gap has narrowed since FY 1997. The sectors for which Virginia's payroll per job is higher than that of the nation are transportation and public utilities, wholesale trade, services, and total civilian government. Those jobs for which average payroll per job is lower include mining, construction, manufacturing, retail trade and finance, insurance and real estate.

    Virginia personal income grew to an estimated $183 billion in FY 1998, a
6.0 percent pace that is slightly above the national growth rate of
5.9 percent. Virginia real personal income grew at a 4.7 percent pace while in the United States it grew at a 4.6 percent rate.

    Increases in income translated into increases in spending. Virginia retail sales grew by $2.7 billion to reach $58.4 billion in FY 1998. This increase amounts to a 4.9 percent growth rate for the Commonwealth while national retail sales grew by 4.6 percent. Although this marks the second straight fiscal year that Virginia has outpaced the nation, retail sales growth has slowed from its
5.3 percent pace in FY 1997.

    Another indication of a strong Virginia economy is the growth of new and multifamily homes, with building permits increasing 6.6 percent, a rebound from a 3.8 percent decrease in FY 1997.

    Virginia's foreign exports to the world surpassed $11 billion in calendar year 1997, which ranks Virginia 17th among all states. Exports account for about 5 percent of Virginia's gross state product. However, sagging Asian markets have begun to slow export growth in the United States. Also, cheaper Asian imports caused by the stronger dollar have increased competition in domestic markets. Given that approximately 20 percent of Virginia's exports are to Japan and South Korea, it is likely that Virginia will experience some of the impact of the Asian crisis.

    Virginia, along with the nation, has experienced a significant and sustained period of economic growth since the 1990-91 recession. During FY 1998, Virginia continued to outpace national growth rates in most measures of economic activity. While Virginia's labor market has remained tight, residents have received benefits from increased job growth and higher real wages and salaries. Concerns over the economic impact of the Asian crisis in Virginia during the next fiscal year should be tempered by the relatively small share of gross state product that could be affected and the strength of other sectors in Virginia's economic base.

    The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1998, fiscal year, the General Fund of the Commonwealth had an ending fund balance, computed on a budgetary cash basis, of $1,444.2 million, of which $1,411.2 million was in required reserves or designated for appropriations, leaving an undesignated, unreserved fund balance of $33.0 million available for future appropriation. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended
June 30, 1998, was $1,011.4 million, compared with a General Fund balance of $491.8 million at the end of the fiscal year ended June 30, 1997.

    As of June 30, 1998, total debt of the Commonwealth aggregated
$11.7 billion. Of that amount, $3.7 billion was tax-supported. Outstanding general obligation bonded debt backed by the full faith and credit of the Commonwealth was $1.1 billion at June 30, 1998. Of that amount, $567.4 million was also secured by revenue-producing capital projects.

    The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1998, would permit an additional total of approximately $7.6 billion of bonds secured by revenue-producing projects and approximately $7.6 billion of
Section 9(b) general obligation bonds for capital projects, with not more than approximately $2.0 billion of the latter to be issued in any four-year period. General obligation bonds for capital projects which are not secured by revenue-producing projects must be approved in a State-wide election.

    The Commonwealth of Virginia maintains a "triple A" bond rating from Standard & Poor's, Moody's Investors Service and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.) on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

VIRGINIA TAXABLE ESTIMATED CURRENT RETURN TABLE


    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS

--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.25%    4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      20.0%       5.31     5.63     5.94     6.25     6.56     6.88     7.19     7.50
  43.85-105.95         0-128.95      32.0        6.25     6.62     6.99     7.35     7.72     8.09     8.46     8.82
                  128.95-193.40      33.0        6.34     6.72     7.09     7.46     7.84     8.21     8.58     8.96
 105.95-161.45         0-128.95      35.0        6.54     6.92     7.31     7.69     8.08     8.46     8.85     9.23
                  128.95-193.40      36.0        6.64     7.03     7.42     7.81     8.20     8.59     8.98     9.38
                  193.40-315.90      38.5        6.91     7.32     7.72     8.13     8.54     8.94     9.35     9.76
 161.45-288.35    128.95-193.40      41.0        7.20     7.63     8.05     8.47     8.90     9.32     9.75     10.17
                  193.40-315.90      44.0        7.59     8.04     8.48     8.93     9.38     9.82     10.27    10.71
                    Over 315.90      41.02       7.20     7.63     8.05     8.47     8.90     9.32     9.75     10.17
   Over 288.35    193.40-315.90      47.5        8.10     8.57     9.05     9.52     10.00    10.48    10.95    11.43
                    Over 315.90      44.53       7.66     8.11     8.56     9.01     9.46     9.91     10.36    10.81


  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.25%    4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      20.0        5.31     5.63     5.94     6.25     6.56     6.88     7.19     7.50
  26.25- 63.55         0-128.95      32.0        6.25     6.62     6.99     7.35     7.72     8.09     8.46     8.82
  63.55-132.60         0-128.95      35.0        6.54     6.92     7.31     7.69     8.08     8.46     8.85     9.23
                  128.95-251.45      36.5        6.69     7.09     7.48     7.87     8.27     8.66     9.06     9.45
 132.60-288.35    128.95-251.45      41.5        7.26     7.69     8.12     8.55     8.97     9.40     9.83     10.26
                    Over 251.45      41.02       7.20     7.63     8.05     8.47     8.90     9.32     9.75     10.17
   Over 288.35      Over 251.45      44.53       7.66     8.11     8.56     9.01     9.46     9.91     10.36    10.81


------------------


    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.64 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.30 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


    2 Combined Federal and state tax rate reverts to 39.68% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.07% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                              COLORADO DISCLOSURE

ECONOMIC FACTORS--COLORADO

    RESTRICTIONS ON APPROPRIATIONS AND REVENUES. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal years 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve requirement is 4% of total appropriations from the General Fund. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve was set at 1% for 1993 and 2% for 1994 and is set at 3% for 1995 and later years. The balance held in the State Controlled Maintenance Trust Fund is now used to satisfy the Emergency Reserve requirement.

    For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

    According to the Colorado Economic Perspective, State Revenue and Economic Projections through FY 2003-04, dated June 20, 1999 (the "1999 Economic Report"), which is published by the Office of State Planning and Budgeting, the fiscal year 1999 ending General Fund reserve will be $645.8 million, which is $457.6 million over the Unappropriated Reserve requirement. The 1998 fiscal year ending General Fund reserve was $901 million, or $724 million over the required Unappropriated Reserve. Based on the 1999 Economic Report estimates, the fiscal year 2000 ending General Fund reserve is forecast to be approximately $454.7 million, or $255.1 million over the required Unappropriated Reserve.

    On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and restricts the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

    The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, the imposition of a new tax, creation of debt, or mill levy or valuation for assessment ratio increases or a change of tax policy resulting in a net revenue gain. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State General Fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The bases for initial spending and revenue limits were fiscal year 1992 spending and 1991 property taxes collected in 1992. The base for spending and revenue limits for each subsequent fiscal year is the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The Amendment also prohibits new or increased real property transfer taxes, new State real property taxes and local District income taxes.

    Litigation concerning several issues relating to the Amendment has been brought in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriation is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September, 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on voter approved general obligation bonds issued after the effective date of the Amendment; in June, 1995 the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the Amendment provided that such bonds or bonds issued to refund such bonds were voter approved. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Recently the Colorado Supreme Court ruled that notes to be issued by the State the repayment of which was subject to legislative appropriation must be approved by the voters under the Amendment. The Court distinguished these notes from lease-purchase agreements. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Many Colorado local governments interpret this decision to mean that a government with taxing power cannot be an enterprise but that a business activity (such as a utility) owned by such a government can be an enterprise. Additional litigation in the "enterprise" arena may be filed in the future to clarify these issues. The Colorado Supreme Court also has decided that voters can authorize a government to keep and spend all revenues received in excess of the spending limits. Other aspects of the spending limit are being litigated in district court actions.

    According to the 1999 Economic Report, for fiscal year 1998, general fund revenues (adjusted for cash funds that are exempt from the Amendment) were $5,348 million and program revenues (cash funds) were $2,087.2 million, for revenues totaling $7,435.2 million. During year 1996, population and inflation grew at rates of 3.5% and 2.0%, respectively, for a combined total limit of 5.5%. Accordingly, under the Amendment, State expenditures during the 1998 fiscal year could not exceed $6,872 million and the actual 1998 fiscal year general fund and program revenues of $7,435.2 million were over the limit. In November 1998, Colorado voters defeated a proposition to permit the State to keep and spend a portion of the surplus, and the excess of $563.2 million is required to be refunded to Colorado taxpayers. The estimated limitation for fiscal year 1999 is 5.3% over the revenue limit for the 1999 fiscal year; accordingly, 1999 fiscal year revenues cannot exceed an estimated $7,236.2 million. Fiscal year 2000 revenues are estimated to be $615.7 million over the projected limitation which means that there will likely be additional refunds unless voters allow some or all of those revenues to be retained.

    Because of the significant anticipated surpluses, many permanent tax reductions were passed by the General Assembly in 1999 and signed into law by the Governor. In total, taxes were reduced by an estimated $237.8 million in fiscal year 2001, the first full year of the majority of the tax cuts. The largest tax cut was a reduction in the income tax rate to 4.75%, effective January 1, 1999, from the previous 5% rate.

    There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

    STATE FINANCES. According to State of Colorado Audited Financial Reports, under generally accepted accounting principles, the State had unrestricted General Fund ending balances at June 30 of approximately $320.4 million in fiscal year 1994, $408.0 million for fiscal year 1995, $368.5 million for fiscal year 1996 and $514.1 million for fiscal year 1997. The ending balances starting with fiscal year 1997 are required give effect to HB 98-1414, which specifies that the refunds required by the Amendment are to be booked in the year of the refund rather than in the year incurred.

    For fiscal year 1998, the following tax categories generated the following percentages of the State's $5,401.2 million total revenues (accrual basis): individual income taxes represented 56% of gross fiscal year 1998 receipts; sales, use, and other excise taxes represented 30% of gross fiscal year 1998 receipts; and corporate income taxes represented 4.9% of gross fiscal year 1998 receipts. For fiscal year 1999, General Fund revenues of approximately $5,766.4 million and appropriations of approximately $5,850.3 million are projected. The percentages of General Fund revenue generated by type of tax for fiscal year 1999 and 2000 are not expected to be significantly different from fiscal year 1998 percentages.

    STATE DEBT. Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local government units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise. At the November 2, 1999 election Colorado voters approved the State's issuance of $1,700,000,000 of revenue anticipation notes, the proceeds of which are to be used for highway purposes.

    STATE ECONOMY. Based on estimates published by the State of Colorado, Office of State Planning and Budgeting as presented in the 1999 Economic Report, 54% of non-agricultural employment in Colorado in 1998 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the next largest employment sectors in the State, representing approximately 15.7% and 10.1%, respectively, of non-agricultural employment in the State in 1998. The Office of Planning and Budgeting expects similar concentrations for calendar years 1999 and 2000.

    According to the 1999 Economic Report, the Colorado unemployment rate rose slightly from 3.3% during 1997 to 3.8% during 1998. Colorado continued to surpass the non-agricultural employment growth rate of the U.S., with a 3.6% rate of growth for Colorado in 1998, as compared with 2.5% for the nation as a whole. Employment growth is expected to remain healthy, although to slow slightly to 3.1% in the year 2000.

    Personal income rose 8.2% in Colorado during 1998, as compared with an increase of 5.0% for the nation as a whole. Total Colorado retail sales in 1998 increased by 6.4% over calendar year 1997.

COLORADO TAXABLE ESTIMATED CURRENT RETURN TABLE


    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.


 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      19.0%       5.56     5.86     6.17     6.48     6.79     7.10     7.41     7.72
  43.85-105.95         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
                  128.95-193.40      32.5        6.67     7.04     7.41     7.78     8.15     8.52     8.89     9.26
 105.95-161.45         0-128.95      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
                  128.95-193.40      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                  193.40-315.90      38.0        7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
 161.45-288.35    128.95-193.40      40.0        7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
                  193.40-315.90      43.5        7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06
                    Over 315.90      40.02       7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
   Over 288.35    193.40-315.90      47.5        8.57     9.05     9.52     10.00    10.48    10.95    11.43    11.90
                    Over 315.90      43.53       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06


  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      19.0%       5.56     5.86     6.17     6.48     6.79     7.10     7.41     7.72
  26.25- 63.55         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
  63.55-132.60         0-128.95      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
                  128.95-251.45      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
 132.60-288.35    128.95-251.45      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                    Over 251.45      40.02       7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
   Over 288.35      Over 251.45      43.53       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06


------------------


    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.30 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.69 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


    2 Combined Federal and state tax rate reverts to 39.04% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 42.47% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                               GEORGIA DISCLOSURE

ECONOMIC FACTORS--GEORGIA

    The following brief summary regarding the economy of Georgia is based upon information drawn from publicly available sources and is included for purposes of providing information about general economic conditions that may or may not affect issuers of the Georgia obligations. The Sponsor has not independently verified any of the information contained in such publicly available documents.

    ECONOMIC OUTLOOK. Georgia's recovery from the economic recession of the early 1990's has been steady and is better than regional trends. The nation's economy expanded by 3.4% in 1997, while Georgia's economy increased by 3.6%, slightly above the predicted gain of 3.3% but below its 4.4% growth in 1996.

    The 1998 forecast anticipates that Georgia's real Gross State Product (inflation adjusted) will increase by 3.1%, significantly less than in 1997, but higher than the expected rate of growth in the national Gross Domestic Product (2.3%). While this recovery does not meet the explosive patterns set in past cycles, recent data reveal that Georgia ranks among the top six states in the nation in employment and total population growth.

    The State's inflation-adjusted personal income is expected to expand by 3.5%, compared with the 1997 increase of 4.1%. Higher employment will be the most important factor in 1998 income gains, but a tight labor market will ensure that wage and salary increases also will contribute substantially to income growth. This reverses the pattern of the first five years of the current expansion, when wages and salaries lagged behind increases in the number of jobs, causing personal income to rise less rapidly than expected. Georgia's above-average gain in personal income, at a rate even higher than the State's above-average rate of population growth, will help lessen the diminishing gap between the State's per capita personal income and that of the nation.

    Total employment in Georgia rose by 4.2% in 1996, double the U.S. gain, mainly due to activity related to Olympic preparations. Employment dipped slightly in the six months after the Olympic games but has continued its upward trend through the beginning of 1998. In 1997, the State's nonagricultural employment expanded by 1.9%, compared with the 3.7% gain in 1996. In contrast, the national rate of employment growth in 1996 and 1997 were 2% and 2.2% respectively. During 1997, the State's total employment averaged 3.620 million, up from 3.537 million in 1996. Preliminary figures for March 1998 indicate that employment reached 3.704 million and growth is expected to reflect a 2.1% gain, or 76,300 new jobs for the year.

    Although prospects are best for services, the 1998 outlook for the other sectors of the Georgia economy varies. Growth in the transportation, communications and public utilities sector will come from cyclical gains, the stimulative effects of deregulation and the opening of new markets by technological advances. Wholesale and retail trade will see above-average growth, and finance, insurance and real estate will expand moderately. Slow growth is forecast for manufacturing and government, and activity in construction and mining will decline moderately.

    The 1996 and 1997 annual average unemployment rates (not seasonally adjusted) for Georgia were 4.6% and 4.5%, respectively, as compared to the national unemployment rates of 5.4% and 4.7%, respectively. Georgia's unemployment rate has decreased every year since 1992 and has averaged 4.0% during the first three months of 1998.

    Because labor markets will remain stable, wages are not expected to climb faster in Georgia than in the nation as a whole. Georgia's per capita personal income (adjusted for price changes) climbed by 4.5% to $24,061 in 1997, compared to the 5.0% increase in 1996. Among the states, Georgia currently ranks twenty-fifth in the nation in per capita personal income and third among the twelve states of the Southeast region. The national average increase in per capita personal income was 4.8% during 1997, up from 4.6% in 1996.

    The State's annual rate of population growth is dipping slightly--from 2.1% in 1996, to 2% in 1997, to 1.9% in 1998. Georgia's total population, however, will continue to grow faster than any state outside of the Rocky Mountain region, at almost twice the national rate of about 1% annually. The State's population has risen by 15.6% since 1990, more than twice the rate of the nation as a whole. The Census Bureau estimates that in July 1997 Georgia's population reached 7.49 million and will exceed 7.7 million by the end of 1998, a gain of 144,000 over the previous year.

    REVENUES AND EXPENDITURES. Excluding net proceeds from the Georgia Lottery and revenues from the Indigent Care Trust Fund, net collections received by the Georgia Department of Revenue grew by 5.5% in Fiscal Year 1997, slightly lower than the predicted rate of 6.1%. Revenue collections are projected to increase by 5.1% in Fiscal 1998. This rate of growth reflects cyclical gains, an expected loss from the gradual elimination of the State's sales tax on food, and an expected boost from changes in the federal capital gains tax. Total revenue collections in Fiscal 1999 are expected to rise by 4.8%.

    Receipts in Fiscal Year 1997 (ended June 30, 1997) reached $10.521 billion, an increase of $580.8 million or 5.8% over Fiscal 1996. The top revenue producer was the personal income tax, at $4.741 billion or 45.1% of total revenue. This tax source increased 11.7% over Fiscal 1996. The sales and use tax was the second largest source, at $4.079 billion or 38.8% of total receipts. Sales and use tax collections were up 2.6% in Fiscal 1997. These two taxes, income and sales, have accounted for roughly 85% of total revenues since 1989. Corporate income tax accounted for 7.1% of total collections or $750.0 million, up 1.2% over Fiscal Year 1996 receipts. The next two largest revenue producers were motor fuel taxes at 3.7% or $389.7 million (down 1.9% from Fiscal 1996) and motor vehicle taxes at 1.9% or $202.1 million (down 2.9%).

    Two ongoing legislative measures were of significance for Fiscal Year 1997. First, Georgia's four cent sales tax on eligible food and beverage was reduced by half beginning October 1, 1996 and was reduced by an additional one cent on October 1, 1997. The final one cent will be eliminated on October 1, 1998 (House Bill 265). Second, in 1995, the Georgia Department of Revenue issued the first of four, equal yearly refund checks to eligible federal and military retirees pursuant to House Bill 90. House Bill 3 required the Department of Revenue, in October 1996, to issue refunds to a second category of eligible retirees.

    Expenditures and appropriations for State funds for Fiscal Year 1997 totaled $11.793 billion, a 7.4% increase over Fiscal 1996 appropriations. Of these appropriations, 55.8% was used for education, 10.4% for human resources, and 11.2% for Medicaid funding. The State's funds surplus reached $216.4 million at the end of Fiscal 1997; combined with the lottery surplus and other additional revenues, Georgia's total surplus for Fiscal 1997 was $493.9 million.

    Though March 1998, the Georgia Department of Revenue has collected $8.124 billion, up $456.0 million over the same period in Fiscal 1997. The largest increases occurred in the estate tax and the individual income tax, up 17.2% and 9.2%, respectively. The motor vehicle tax, however, is down 11.1% for this period compared to the previous year. Estimated total revenue for Fiscal Year 1998 $11.778 billion, and appropriations totaling $11.772 billion are recommended by the Governor for expenditure, a 0.2% decrease from Fiscal 1997 expenditures.

    CONSTITUTIONAL CONSIDERATIONS. The Georgia Constitution permits the issuance by the State of general obligation debt and of certain guaranteed revenue debt. The State may incur guaranteed revenue debt by guaranteeing the payment of certain revenue obligations issued by an instrumentality of the State. The Georgia Constitution prohibits the incurring of any general obligation debt or guaranteed revenue debt if the highest aggregate annual debt service requirement for the then current year or any subsequent fiscal year for outstanding general obligation debt and guaranteed revenue debt, including the proposed debt, exceed 10% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which any such debt is to be incurred.

    The Georgia Constitution also permits the State to incur public debt to supply a temporary deficit in the State treasury in any fiscal year created by a delay in collecting the taxes of that year. Such debt must not exceed, in the aggregate, 5% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which such debt is incurred. The debt incurred must be repaid on or before the last day of the fiscal year in which it is to be incurred out of the taxes levied for that fiscal year. No such debt may be incurred in any fiscal year if there is then outstanding unpaid debt from any previous fiscal year which was incurred to supply a temporary deficit in the State treasury. No such short-term debt has been incurred under this provision since the inception of the constitutional authority referred to in this paragraph.

    Virtually all of the issues of long-term debt obligations issued by or on behalf of the State of Georgia and counties, municipalities and other political subdivisions and public authorities thereof are required by law to be validated and confirmed in a judicial proceeding prior to issuance. The legal effect of an approved validation in Georgia is to render incontestable the validity of the pertinent bond issue and the security therefor.

    As of October 31, 1996, Georgia had authorized total aggregate general obligation debt of $7,995,920,000. In the amended fiscal year 1996 and 1997 appropriations, $495,450,000 in general obligation debt was authorized. For fiscal year 1998, the Governor recommended $508,800,000 in bonds, the proceeds of which are to be used for various planned capital projects of the State, its department and agencies. Total direct obligations issued for fiscal years ended June 30, 1975 through June 30, 1997 is $8,189,495,000. Georgia has no direct obligations authorized but unissued during that period.

    Georgia's total outstanding debt as of October 31, 1996 is $4,727,630,000. Georgia's aggregate fiscal year debt service on all outstanding bonds as of October 31, 1996 is approximately $7.15 billion.

    BOND RATINGS. Currently, Moody's Investors Service, Inc. rates State of Georgia general obligation bonds Aaa; Standard & Poor's Ratings Services rates such bonds AAA (upgraded from AA+ on July 29, 1997); and Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) rates such bonds as AAA.

    LEGAL PROCEEDINGS. Georgia is involved in certain legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. An adverse final decision could materially affect the State's governmental operations and, consequently, its ability to pay debt service on its obligations.

GEORGIA TAXABLE ESTIMATED CURRENT RETURN TABLE


    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes and for Georgia tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.


 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      20.0%       5.63     5.94     6.25     6.56     6.88     7.19     7.50     7.81
  43.85-105.95         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
                  128.95-193.40      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
 105.95-161.45         0-128.95      35.0        6.92     7.31     7.69     8.08     8.46     8.85     9.23     9.62
                  128.95-193.40      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
                  193.40-315.90      38.5        7.32     7.72     8.13     8.54     8.94     9.35     9.76     10.16
 161.45-288.35    128.95-193.40      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                  193.40-315.90      44.0        8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                    Over 315.90      41.02       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
   Over 288.35    193.40-315.90      47.5        8.57     9.05     9.52     10.00    10.48    10.95    11.43    11.90
                    Over 315.90      44.03       8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16


  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      20.0        5.63     5.94     6.25     6.56     6.88     7.19     7.50     7.81
  26.25- 63.55         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
  63.55-132.60         0-128.95      35.0        6.92     7.31     7.69     8.08     8.46     8.85     9.23     9.62
                  128.95-251.45      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
 132.60-288.35    128.95-251.45      41.5        7.69     8.12     8.55     8.97     9.40     9.83     10.26    10.68
                    Over 251.45      41.02       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
   Over 288.35      Over 251.45      44.03       8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16


------------------


    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.59 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.24 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


    2 Combined Federal and state tax rate reverts to 39.62% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.02% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D

                            PENNSYLVANIA DISCLOSURE

ECONOMIC FACTORS--PENNSYLVANIA

    The Trust is susceptible to political, economic or regulatory factors affecting issuers of Pennsylvania Bonds. There can be no assurance that the Commonwealth will not experience a decline in economic conditions or that portions of the Pennsylvania Bonds purchased by the Trust will not be affected by such a decline.

    Without intending to be complete, the following briefly summarizes some of the complex factors affecting the financial situation in the Commonwealth. It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in the Commonwealth. No independent verification has been made of the following information.

    STATE ECONOMY--The Commonwealth of Pennsylvania is one of the most populous states, ranking fifth behind California, New York, Texas and Florida. Pennsylvania is an established yet growing state with a diversified economy. It is the headquarters for many major corporations. Pennsylvania had been historically identified as a heavy industry state. That reputation has changed over the last thirty years as the coal, steel and railroad industries declined and the Commonwealth's business environment readjusted to reflect a more diversified industrial base. This economic readjustment was a direct result of a long-term shift in jobs, investment and workers away from the northeast part of the nation. Currently, the major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions.

    Pennsylvania's agricultural industries remain an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually. Agribusiness and food-related industries support $39 billion in economic activity annually. Over 51,000 farms form the backbone of the State's agricultural economy. Farmland in Pennsylvania includes over four million acres of harvested cropland and four million acres of pasture and farm woodlands--nearly one-third of the Commonwealth's total land area. Agricultural diversity in the Commonwealth is demonstrated by the fact that Pennsylvania ranks among the top ten states in the production of a number of agricultural products.

    Non-agricultural employment in Pennsylvania over the ten years ending in 1998 increased at an annual rate of 0.75 percent. This rate compares to a
0.29 percent rate for the Middle Atlantic region and a 1.72 percent rate for the United States during the period from 1989 through 1998. For the five years ending with 1998, employment in the Commonwealth has increased 7.0 percent. The growth in employment experienced in Pennsylvania during this period is higher than the 2.7 percent growth in the Middle Atlantic region.

    Non-manufacturing employment in Pennsylvania has increased in recent years to 82.8 percent of total non-agricultural employment in 1998. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 17.2 percent of 1998 total non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1998, the services sector accounted for 32.3 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.


    Pennsylvania's annual average unemployment rate was below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 7.0 percent in 1991 and 7.6 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. From 1994 through 1998, Pennsylvania's annual average unemployment rate was below the Middle Atlantic Region's average, but slightly higher than that of the United States. As of November 1999, the most recent month for which data is available, the seasonally adjusted unemployment rate for the Commonwealth was 4.3 percent compared to
4.1 percent for the United States.


    STATE BUDGET--The Commonwealth operates under an annual budget that is formulated and submitted for legislative approval by the Governor each February. The Pennsylvania Constitution requires that the Governor's budget proposal consist of three parts: (i) a balanced operating budget setting forth proposed expenditures and estimated revenues from all sources and, if estimated revenues and available surplus are less than proposed expenditures, recommending specific additional sources of revenue sufficient to pay the deficiency; (ii) a capital budget setting forth proposed expenditures to be financed from the proceeds of obligations of the Commonwealth or its agencies or from operating funds; and
(iii) a financial plan for not less than the succeeding five fiscal years, that includes for each year projected operating expenditures and estimated revenues and projected expenditures for capital projects. The General Assembly may add, change or delete any items in the budget prepared by the Governor, but the Governor retains veto power over the individual appropriations passed by the legislature. The Commonwealth's fiscal year begins on July 1 and ends on June 30.

    All funds received by the Commonwealth are subject by statute to appropriation in specific amounts by the General Assembly or by executive authorization by the Governor. Total operating budget appropriations enacted by the General Assembly may not exceed the ensuing year's actual and estimated revenues, plus (less) the unappropriated fund balance (deficit) of the preceding year, except for constitutionally authorized debt service payments. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund if not spent or encumbered by the end of the fiscal year. The Constitution specifies that a surplus of operating funds at the end of a fiscal year must be appropriated for the ensuing year.

    Pennsylvania uses the "fund" method of accounting. For purposes of government accounting, a "fund" is an independent fiscal and accounting entity with a self-balancing set of accounts, recording cash and/or other resources together with all related liabilities and equities that are segregated for the purpose of carrying on specific activities or attaining certain objectives in accordance with the fund's special regulations, restrictions or limitations. In the Commonwealth, funds are established by legislative enactment or in certain cases by administrative action. Over 150 funds have been established for the purpose of recording the receipt and disbursement of moneys received by the Commonwealth. Annual budgets are adopted each fiscal year for the principal operating funds of the Commonwealth and several other special revenue funds. Expenditures and encumbrances against these funds may only be made pursuant to appropriation measures enacted by the General Assembly and approved by the Governor. The General Fund, the Commonwealth's largest fund, receives all tax revenues, non-tax revenues and federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the Commonwealth's operating and administrative expenses are payable from the General Fund. Debt service on all bond indebtedness of the Commonwealth, except that issued for highway purposes or for the benefit of other special revenue funds, is payable from the General Fund.

    Financial information for the principal operating funds of the Commonwealth are maintained on a budgetary basis of accounting, which is used for the purpose of ensuring compliance with the enacted operating budget. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). Budgetary basis financial reports are based on a modified cash basis of accounting as opposed to a modified accrual basis of accounting prescribed by GAAP. Financial information is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

    FINANCIAL CONDITION AND RESULTS OF OPERATIONS (BUDGETARY BASIS)--The five year period ending with fiscal 1998 was a time of economic growth with modest rates of growth at the beginning of the period and faster increases during the most recent years. Throughout the period inflation has remained relatively low, helping to restrain expenditure growth. Favorable economic conditions have helped total revenues and other sources rise at an annual average 4.2 percent rate during the five-year period. The growth rate for taxes of 4.3 percent almost matched the total revenue rate. License and fee revenues expanded at a
7.9 percent rate, largely because of various motor vehicle fees effective for fiscal 1998. Other revenues, mostly charges for sales and services and investment income, increased an average 17.6 percent during the period. Expenditure and other uses during the fiscal 1994 through fiscal 1998 period rose at a 3.8 percent average rate, led by a 10.2 percent average increase for protection of person and property costs. Public health and welfare programs, the largest single category of expenditures, have experienced a 5.5 percent average growth rate for expenditure, slightly above the average for total expenditures.

    Assets in the Commonwealth's governmental fund types rose during fiscal 1998 by 16.1 percent to $7,635.6 million. Liabilities for the governmental fund types during fiscal 1998 increased by 4.6 percent to $3,843.8 million. A larger gain in assets than in liabilities during fiscal 1998 for governmental types produced a 30.7 percent increase in equity and other credits at June 30, 1998. Equity and other credits at the end of fiscal 1998 totaled $3,791.8 million, up from $2,900.9 million at the end of fiscal 1997.

    FINANCIAL RESULTS FOR RECENT FISCAL YEARS (GAAP BASIS).--During the five year period from fiscal 1994 through fiscal 1998, revenues and other sources increased by an average 5.0 percent annually. Tax revenues during this same period increased by an annual average of 4.2 percent. Intergovernmental revenues, with a 6.7 percent annual average rate of increase, had the largest rate of growth over the five-year period.

    Expenditures and other uses during the fiscal 1994 through fiscal 1998 period rose at an average annual rate of 5.0 percent. Program costs for protection of persons and property increased an average 13.8 percent annually, the largest growth rate of all programs. Public health and welfare program costs increased at a 5.8 percent annual average rate during the period. Efforts to control costs for various social programs and the presence of favorable economic conditions have helped restrain these costs.

    The general fund balance at June 30, 1998 totaled $1,958.9 million, an increase of $594 million over the $1,364.9 million balance at June 30, 1997.

    FISCAL 1997 FINANCIAL RESULTS (BUDGETARY BASIS).--The unappropriated balance of Commonwealth revenues increased during the 1997 fiscal year by $432.9 million. Higher than estimated revenues and slightly lower expenditures than budgeted caused the increase. The unappropriated balance rose from an adjusted amount of $158.5 million at the beginning of fiscal 1997, to $591.4 million (prior to reserves for transfer to the Tax Stabilization Reserve Fund) at the close of the fiscal year. Transfers to the Tax Stabilization Reserve Fund for fiscal 1997 operations were $188.7 million, of which $87 million represents the normal fifteen percent of the ending unappropriated balance, plus an additional $100 million authorized by the General Assembly when it enacted the fiscal 1998 budget.

    Commonwealth revenues (prior to tax refunds) during the 1997 fiscal year totaled $17,320.6 million, $576.1 (3.4 percent) above the estimate made at the time the budget was enacted. Revenue from taxes was the largest contributor to higher than estimated receipts. Tax revenue in fiscal 1997 grew 6.1 percent over tax revenues in fiscal 1996. This rate of increase was not adjusted for legislated tax reductions that affected receipts during both of those fiscal years and therefore understates the actual underlying rate of growth of tax revenue during fiscal 1997. Receipts from the personal income tax produced the largest single component of higher revenues for the fiscal year. Personal income collections were $236.3 million over estimate representing a 6.9 percent increase over fiscal 1996 receipts. Receipts of the sales and use tax were $185.6 million over estimate representing a 6.2 percent increase. Collections of corporate taxes, led by the capital stock and franchise and the gross receipt taxes, also exceeded their estimates for the fiscal year. Non-tax revenues were $19.8 million (5.8 percent) over estimate mostly due to higher than anticipated interest earnings.

    Expenditures from Commonwealth revenues (excluding pooled financing expenditures) during fiscal 1997 totaled $16,347.7 million and were close to the estimate made in February 1997 with the presentation of the Governor's fiscal 1998 budget request. Total expenditures represent an increase over fiscal 1996 expenditures of 1.7 percent.

    FISCAL 1998 FINANCIAL RESULTS (BUDGETARY BASIS).--Operations during the 1998 fiscal year increased the unappropriated balance of commonwealth revenues during that period by $86.4 million to $488.7 million at June 30, 1998 (prior to reserves for transfer to the Tax Stabilization Reserve Fund). Higher than estimated revenues, offset in part by increased reserves for tax refunds, and slightly lower expenditures than budgeted were responsible for the increase. Transfers to the Tax Stabilization Reserve Fund for fiscal 1998 operations total $223.3 million consisting of $73.3 million representing the required transfer of fifteen percent of the ending unappropriated surplus balance, plus an additional $150 million authorized by the General Assembly when it enacted the fiscal 1999 budget. With these transfers, the balance in the Tax Stabilization Reserve Fund exceeds $664 million and represents 3.7 percent of fiscal 1998 revenues.

    Commonwealth revenues (prior to tax refunds) during the 1998 fiscal year totaled $18,123.2 million, $676.1 million (3.9 percent) above the estimate made at the time the budget was enacted. Tax revenue received in fiscal 1998 grew
4.8 percent over tax revenues received during fiscal 1997. This rate of increase includes the effect of legislated tax reductions that affected receipts during both fiscal years and therefore understates the actual underlying rate of growth of tax revenue during fiscal 1998. Receipts from the personal income tax produced the largest single component of higher revenues during fiscal 1998. Personal income tax collections were $416.6 million over estimate representing an 8.5 percent increase over fiscal 1997 receipts. Receipts of the sales and use tax were $6.2 million over estimate representing a 1.9 percent increase. Collections of all corporate taxes exceeded their estimate for the fiscal year, led by the capital stock and franchise tax and the corporate net income tax which were over estimate by 7.8 percent and 2.7 percent, respectively. Non-tax revenues were $27.5 million (8.6 percent) over estimate, mostly due to greater than anticipated interest earnings for the fiscal year.

    Expenditures from all fiscal 1998 appropriations of Commonwealth revenues totaled $17,229.8 million (excluding pooled financing expenditures and net of current year lapses). This amount represents an increase of 4.5 percent over fiscal 1997 appropriation expenditures.

    FISCAL 1999 BUDGET: The budget for fiscal 1999 was enacted in April 1998 at which time the official revenue estimate for the 1999 fiscal year was established at $18,456.6 million. The official revenue estimate is based on an economic forecast for national gross domestic product, on a year-over-year basis, to slow from an estimated annualized 3.9 percent rate in the fourth quarter of 1997 to a projected 1.8 percent annualized growth rate by the second quarter of 1999. The forecast of slowing economic activity is based on the expectation that consumers will reduce their pace of spending, particularly on motor vehicles, housing and other durable goods. Business is also expected to trim its spending on fixed investments. Foreign demand for domestic goods is expected to decline in reaction to economic difficulties in Asia and Latin America, while an economic recovery in Europe is expected to proceed slowly. The underlying growth rate, excluding any effect of scheduled or proposed tax changes, for the General Fund fiscal 1999 official revenue estimate if
3.0 percent over actual fiscal 1998 revenues. When adjusted to include the estimated effect of enacted tax changes, fiscal 1999 Commonwealth revenues are projected to increase by 1.66 percent over actual Commonwealth revenues for fiscal 1998.

    Appropriations enacted for fiscal 1999 are 4.1 percent ($713.2 million) above the appropriations enacted for fiscal 1998 (including supplemental appropriations). Major increases in expenditures budgeted for fiscal 1999 include: (i) $249.5 million in direct support of local school district education costs (local school districts will also benefit from an estimated $104 million of reduced contributions by school districts to their worker's retirement costs from a reduced employer contribution rate); (ii) $60.4 million for higher education, including scholarship grants; (iii) $56.5 million to fund the correctional system including $21 million to operate a new correctional facility; (iv) $121.1 million for long-term care medical assistance costs;
(v) $14.4 million for technology and Year 2000 investments; (vi) $55.9 million to fund the first year's cost of a July 1, 1998 annuitant cost of living increase for state and school district employees and (vii) $20 million to replace bond funding for equipment loans for volunteer fire and rescue companies. The balance of the increase is spread over many departments and program operations.

    Revenue estimates as of May 19, 1999 for fiscal 1999 anticipate
$722 million of receipts above the official estimate used in the enactment of the fiscal 1999 budget. As of the fiscal year through April 1999, revenues are $547 million over the official estimate, principally due to receipts from the sales tax and the personal income tax. The higher revenues, if maintained during the remainder of the fiscal year, will more than offset the planned draw down of the $265.4 million beginning unappropriated balance. Using the most recent fiscal 1999 estimates for revenues and expenditures, the fiscal year-end unappropriated surplus is projected to rise by $364.3 million to $629.7 million, before transfers to the Tax Stabilization Reserve Fund. The transfer to the Tax Stabilization Reserve Fund for fiscal 1999 is estimated as of May 19, 1999 at $244.5 million, including a $150 million one-time transfer authorized by the General Assembly in May 1999. With this transfer, the Tax Stabilization Reserve Fund will total approximately $932 million and represent 4.9% of General Fund Revenues.

    FISCAL 2000 BUDGET--The General Fund budget for the 1999-2000 fiscal year was approved by the General Assembly in May 1999. The adopted budget includes estimated spending of $19,103.8 million and estimated revenues (net of estimated tax refunds and enacted tax changes) of $18,718.5 million. Funds to cover the $342.1 million difference between estimated revenues and projected spending will be obtained from a draw down of the projected fiscal 1999 year-end balance. The level of proposed spending represents an increase of 3.8 percent over the revised spending authorized for fiscal 1999 of $18,360.3 million. Enacted tax changes effective for fiscal 2000 total a net reduction of $380.2 million for the General Fund.

    The estimate of Commonwealth revenues for fiscal 1999 is based on an economic forecast for real gross domestic product to grow at a 1.4 percent rate from the second quarter of 1999 to the second quarter of 2000. Growth of real gross domestic product is expected to be restrained by a slowing of the rate of consumer spending to a level consistent with personal income gains and by smaller gains in business investment in response to falling capacity utilization and profits. Slowing economic growth is expected to cause the unemployment rate to rise through the fiscal year but inflation is expected to remain quite moderate. Trends for the Pennsylvania economy are expected to maintain their close association with national economic trends. Personal income growth is anticipated to remain slightly below that of the U.S., while the Pennsylvania unemployment rate is anticipated to be very close to the national rate.

    Commonwealth revenues (excluding the estimated cost of tax reductions) are projected to increase by 3.1 percent over revised fiscal 1999 estimates. Tax revenues are expected to rise by 2.9 percent, led by a 31 percent increase in the gross receipts tax. Appropriations from Commonwealth funds increase by
3.8 percent over revised fiscal 1999 appropriations. Program areas that have been proposed to receive funding increases above the 2.9 percent average include corrections (4 percent), basic education (3 percent), special education
(6.2 percent) and medical assistance (6.1 percent).

    DEBT LIMITS AND OUTSTANDING DEBT.--The Pennsylvania Constitution permits the issuance of the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster; (ii) electorate approved debt;
(iii) debt for capital projects subject to an aggregate outstanding debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and (iv) tax anticipation notes payable in the fiscal year of issuance.

    Under the Pennsylvania Fiscal Code, the Auditor General is required to certify to the Governor and the General Assembly certain information regarding the Commonwealth's indebtedness. According to the March 1, 1999 Auditor General certificate, the average annual tax revenues deposited in all funds in the five fiscal years ended August 26, 1998 was approximately $20.4 billion, and therefore, the net debt limitation for the 1999 fiscal year is approximately $31.6 billion. At February 28, 1998, the amount of debt authorized by law to be issued, but not yet incurred, was $22.7 billion. Outstanding net debt totaled $3.7 billion at June 30, 1998 approximately equal to the net debt at June 30, 1997. At March 1, 1999 the amount of debt authorized by law to be issued, but not yet incurred, was $22.2 billion.

    DEBT RATINGS.--All outstanding general obligation bonds of the Commonwealth are rated "AA" by Standard & Poor's Corporation and "Aa3" by Moody's Investors Service.

    CITY OF PHILADELPHIA.--The City of Philadelphia (the "City" or "Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia experienced a series of general fund deficits for fiscal years 1988 through 1992 which culminated in serious financial difficulties for the City. In its 1992 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund deficit of $71.4 million for fiscal year 1992.

    In June 1991, the Pennsylvania legislature established the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), a five-member board to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. The legislation empowered PICA to issue notes and bonds on behalf of Philadelphia, and also authorized Philadelphia to levy a one-percent sales tax the proceeds of which would be used to pay off the bonds. In return for PICA's fiscal assistance, Philadelphia is required, among other things, to establish five-year financial plans that include balanced annual budgets. Under the legislation, if Philadelphia does not comply with such requirements, PICA may withhold bond revenues and certain state funding. At this time, the City is operating under a five-year fiscal plan approved by PICA on June 9, 1998. As of May 19, 1999, PICA has issued approximately $2,371.7 million of its Special Tax Revenue Bonds. The financial assistance has included the refunding of certain city general obligation bonds, funding of capital projects and the liquidation of the City's Cumulative General Fund balance deficit as of June 30, 1992 of $224.9 million.

    No further PICA bonds are to be issued by PICA for the purpose of financing a capital project or deficit as the authority for such bond sales expired on December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expired on December 31, 1996. Its ability to refund existing outstanding debt is unrestricted. PICA had $1,054.3 million in Special Tax Revenue Bonds outstanding as of April 15, 1999.

    The audited General Fund balance of the City as of June 30, 1996, 1997 and 1998 showed a surplus of approximately $118.5 million, $128.8 million and $169.2 million, respectively.

    S&P's rating on Philadelphia's general obligation bonds is "BBB." Moody's rating is currently "Baa2."

    LITIGATION.--The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations. The Commonwealth also faces tort claims made possible by the limited waiver of sovereign immunity effected by Act 152, approved September 28, 1978, as amended. Under the Act, damages for any loss are limited to $250,000 per person and $1 million for each accident.


    YEAR 2000 STATUS.--In December of 1999, Pennsylvania Governor Tom Ridge announced that all Pennsylvania state-government computers were determined Year 2000 compliant. On January 4, 2000, every agency of the state government reported that all systems and facilities were operational.


PENNSYLVANIA TAXABLE ESTIMATED CURRENT RETURN TABLE


    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      17.5%       5.45     5.76     6.06     6.36     6.67     6.97     7.27     7.58
  43.85-105.95         0-128.95      30.0        6.43     6.79     7.14     7.50     7.86     8.21     8.57     8.93
                  128.95-193.40      31.0        6.52     6.88     7.25     7.61     7.97     8.33     8.70     9.06
 105.95-161.45         0-128.95      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
                  128.95-193.40      34.0        6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
                  193.40-315.90      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
 161.45-288.35    128.95-193.40      39.0        7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
                  193.40-315.90      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                    Over 315.90      39.02       7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
   Over 288.35    193.40-315.90      46.0        8.33     8.80     9.26     9.72     10.19    10.65    11.11    11.57
                    Over 315.90      42.53       7.83     8.26     8.70     9.13     9.57     10.00    10.43    10.87


  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      17.5        5.45     5.76     6.06     6.36     6.67     6.97     7.27     7.58
  26.25- 63.55         0-128.95      30.0        6.43     6.79     7.14     7.50     7.86     8.21     8.57     8.93
  63.55-132.60         0-128.95      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
                  128.95-251.45      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
 132.60-288.35    128.95-251.45      39.5        7.44     7.85     8.26     8.68     9.09     9.50     9.92     10.33
                    Over 251.45      39.02       7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
   Over 288.35      Over 251.45      42.53       7.83     8.26     8.70     9.13     9.57     10.00    10.43    10.87


------------------


    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined tax rate to approximately 45.90 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 42.45 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


    2 Marginal combined tax rate reverts to 37.79% after the 80% cap on the limitation on itemized deductions has been met.

    3 Marginal combined tax rate reverts to 41.29% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 1143 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)  that it has complied with Rule 460 under the Securities Act of 1933.


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1143 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on January 11, 2000.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1143
                                                             (Registrant)


                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Robert K. Burke
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )         January 11, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.


** The powers of attorney for Messrs. Amboian and Schwertfeger were filed with the Amendment to the Registration Statement on Form S-6 of the Nuveen Tax-Free Unit Trust, Series 671 (File No. 33-49175) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

1143


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between John
             Nuveen & Co. Incorporated, Depositor, and The Chase
             Manhattan Bank, Trustee (as Exibit 1.1 (a) to the Sponsor's
             Registration Statement on Form S-6 relating to Series 823 of the Fund [File No. 33-62325] and incorporated herein by
             reference).
1.1(b)       Trust Indenture and Agreement.
1.2          Copy of Certificate of Incorporation, as amended, of John
             Nuveen & Co. Incorporated, Depositor (incorporated by
             reference to Form N-8B-2 [File No. 811-1547] filed on behalf of Nuveen Tax-Free Unit Trust, Series 16).
1.3          Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated
             (incorporated by reference to Form N-8B-2 [File
             No. 811-2198] on behalf of Nuveen Tax-Free Unit Trust,
             Series 37).
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (incorporated by reference to Form S-6
             [File No. 33-62325] filed on September 7, 1995 on behalf of
             Nuveen Tax-Free Unit Trust, Series 823).